NATIVE AMERICAN NATURAL FOODS LLC

Unaudited Financial Statements For The Year Ended December 31, 2016 and 2015

June 9, 2017



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Native American Natural Foods, LLC
Kyle, SD

We have reviewed the accompanying balance sheet of Native American Natural Foods, LLC as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 9, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NATIVE AMERICAN NATURAL FOODS LLC
BALANCE SHEET
DECEMBER 31, 2016 AND 2015
_____

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash	$ 201,733	$ 169,769
Accounts Receivable	402,834	537,908
Inventory	1,129,438	1,479,437
TOTAL CURRENT ASSETS	1,734,005	2,187,114
NON-CURRENT ASSETS		
Property, Plant, and Equipment, Net	2,659	518
Livestock	144,754	147,950
TOTAL NON-CURRENT ASSETS	147,413	148,468
TOTAL ASSETS	1,881,418	2,335,583
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	337,364	535,898
Taxes Payable	257	425
TOTAL CURRENT LIABILITIES	337,621	536,323
NON-CURRENT LIABILITIES		
Notes Payable	2,325,302	1,336,080
TOTAL LIABILITIES	2,662,923	1,872,403
MEMBERS' EQUITY		
Contributed Capital	1,401,000	1,401,000
Retained Earnings (Deficit)	(2,182,505)	(937,820)
TOTAL MEMBERS' EQUITY	(781,505)	463,180
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,881,418	$ 2,335,583

NATIVE AMERICAN NATURAL FOODS LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
_____

	2016	2015
Operating Income		
Sales	$ 3,502,447	$ 4,685,512
Cost of Goods Sold	2,803,662	2,830,201
Gross Profit	698,785	1,855,311
Operating Expense		
Personnel Expense	511,688	482,840
General and Administrative	347,455	374,785
Rent	15,000	15,600
Marketing	975,939	794,807
Livestock Support	61,390	24,828
Depreciation	4,074	16,990
	1,915,546	1,709,850
Net Income from Operations	(1,216,761)	145,461
Other Income (Expense)		
Interest Expense	(127,586)	(46,419)
Interest Income	1	1
Other Income	166,232	248,570
Net Income	$ (1,178,113)	$ 347,613

NATIVE AMERICAN NATURAL FOODS LLC

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Net Income (Loss) For The Period	$ (1,178,113)	$ 347,613
Cash Flows From Operating Activities		
Change in Accounts Receivable	135,074	(183,609)
Change in Inventory	349,999	(294,240)
Change in Accounts Payable	(198,534)	433,191
Change in Taxes Payable	(168)	313
Depreciation	4,074	16,990
Net Cash Flows From Operating Activities	290,445	(27,356)
Cash Flows From Investing Activities		
Change in Property, Plant, and Equipment	(6,215)	(16,645)
Change in Livestock	3,196	(147,950)
Net Cash Flows From Investing Activities	(3,019)	(164,595)
Cash Flows From Financing Activities		
Retirement of Restricted Equity	-	(100,000)
Change in Notes Payable	989,222	115,763
Change in Member's Equity	(66,571)	(167,176)
Net Cash Flows From Financing Activities	922,651	(151,413)
Cash at Beginning of Period	169,769	165,520
Net Increase (Decrease) In Cash	31,964	4,249
Cash at End of Period	$ 201,733	$ 169,769

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Native American Natural Foods LLC ("the Company") is a limited liability company organized under the laws of the State of South Dakota. The Company sells sustainably produced convenience foods, such as jerky, trail mix, and food bars, through retailers and online via its website.

The Company will conduct an equity crowdfund offering during the second and third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The estimated useful lives of the Company's items of equipment are the only significant estimtes contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Property, Plant, and Equipment

Property, Plant, and Equipment consists of computers, software, and production equipment used by the Company in connection with its business. The Company capitalizes long lived assets with an original value of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Livestock

The Company maintains a herd of livestock as part of its production process. Livestock is carried at historical cost.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Rent

The Company leases office space and grazing land on a month to month basis. There are no future minimum payments due under the leases.

Member's Equity

The Company has four classes of membership interest authorized and outstanding.

Class A Units- In addition to dividend rights, holders of Class A Units have the right to vote on appointments to the Company's five member Board of Managers. Collectively, Class A members control three positions on the Board.

Class B Units- In addition to dividend rigths, holders of Class B Units have the right to vote on appointments to the Company's five member Board of Managers. Collectively, Class B members control two positions on the Board.

Class C Preferred Units (Series 1)- Holders of Class C Preferred Units (Series 1) are entitled to cash dividends equal to 10% of the quarterly net income of the Company. This class of membership interest also enjoys liquidation preference over Class A and Class B units.

Class D Units- Holders of Class D units enjoy dividend rights only. Class D Units confer no voting or management participation rights of any kind.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company is a disregarded entity for federal income tax purposes. All items of revenue and expense for those years were reported by the members on their individual tax returns. The Company's 2014 federal tax filing will be subject to inspection by the Internal Revenue Service until 2018. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019.The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

NOTE D- DEBT

The Company has entered into various agreements to borrow money for the purpose of funding continuing operations. Generally, notes payable are secured by the Company's assets. As of December 31, 2016, the Company had the following notes outstanding.

Lender	Balance	Rate	Maturity Date
Native American Bank	$ 767,359	6.0%	March 24, 2018
CDFI	$ 249,967	5.0%	September 1, 2038
Lakota Express	$ 116,647	3.0%	December 31, 2019
South Dakota VASF	$ 56,060	0.0%	January 8, 2020
Whole Foods Market Services	$ 128,027	5.0%	February 1, 2022
Native American Bank	$1,007,243	6.0%	September 24, 2023

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 9, 2017, the date that the financial statements were available to be issued.